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EnerNOC, Inc.
75 Federal Street, Suite 300
Boston, MA 02110

                      May 15, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:
EnerNOC, Inc.
Registration Statement on Form S-1
File No. 333-140632 (the "Registration Statement")

Dear Mr. McTiernan:

        Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, EnerNOC, Inc. (the "Company") hereby requests that the above-referenced Registration Statement be made effective at 4:00 p.m., Eastern time, on May 17, 2007, or as soon thereafter as practicable.

        The Company acknowledges that it is the view of the Securities and Exchange Commission (the "Commission") that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The cooperation of the staff in meeting the timetable described above is very much appreciated.

        Please call Sahir Surmeli or Jon Kravetz, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours,
ENERNOC, INC.
/s/ NEAL ISAACSON Name: Neal Isaacson Title: Chief Financial Officer

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EnerNOC, Inc. 75 Federal Street, Suite 300 Boston, MA 02110